7FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

02050226

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
Of The Securities Exchange Act of 1934

P.E.
7/31/02

For the month of July, 2002

VANCAN CAPITAL CORP.
(formerly, CEDAR CAPITAL CORP.)
(SEC File No. 0-30780)

Suite 1400 - 400 Burrard Street
Vancouver, B.C. V6C 3G2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F x   Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____   No x

VANCAN CAPITAL CORP.
Suite 1400 - 400 Burrard Street
Vancouver, B.C.
V6C 3G2

Tel: (604) 689-1749
Fax: (604) 643-1789

July 30, 2002

Symbol: VCC
OTC BB Symbol: VCCAF

NEWS RELEASE

Pursuant to an exercise of special warrants, Vancan Capital Corp. (the "Company") issued 350,000 common shares in its capital to each of Paul John and a private company wholly-owned by Stuart Rogers. As a result of this transaction, Mr. John and Mr. Rogers will each have beneficial ownership of 14.2% of the issued and outstanding common shares of the Company. Mr. John and Mr. Rogers did not act jointly or in concert with each other, or any other person, in this transaction.

On behalf of the Board of Directors of
Vancan Capital Corp.

Stuart Rogers
President

The contents of this news release have neither been approved nor disapproved by the TSX Venture Exchange.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VANCAN CAPITAL CORP.

Date July 30, 2002

By: __________________________

Stuart Rogers
Director